 Exhibit 99.2
OSISKO DEVELOPMENT CORP.
Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2022
The following management discussion and analysis (“MD&A”) of the operations and financial position of Osisko Development Corp. and its subsidiaries, (“Osisko Development” or the “Company”) for the three and twelve months ended December 31, 2022 (“Q4 2022” and “2022”, respectively) should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and twelve months ended December 31, 2022 and with the audited consolidated financial statements for the fiscal year ended December 31, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. All monetary amounts included in this MD&A are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section. This MD&A is dated as of March 24, 2023, the date the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements for the three and twelve months ended December 31, 2022 following the recommendation of the Audit and Risk Committee.
The Company was continued as a federal Company subject to the provisions of the Canada Business Corporations Act (“CBCA”) in November 2020 and is focused on developing its principal mining assets, including: the Cariboo Gold Project located in British Columbia, Canada (the “Cariboo Gold Project”), the Trixie gold test mine, located in Utah, U.S.A. (“Trixie”), the San Antonio gold project located in Sonora, Mexico (the “San Antonio Gold Project”), the prospective land packages in the James Bay region of Québec, Canada, Guerrero, Mexico and a portfolio of marketable securities. Osisko Development’s common shares are listed on the New York Stock Exchange (“NYSE”) and the TSX Venture Exchange (“TSX-V”) under the symbol ODV.

i

Our Business
Osisko Development is a Canadian-based exploration and development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company’s objective is to become a North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. The principal mining assets wholly owned through subsidiaries of the Company as of December 31, 2022 are as follows:
•
Cariboo Gold Project (Permitting — British Columbia, Canada), owned and operated by Barkerville Gold Mines Ltd. (“Barkerville”)

•
Trixie test mine (Test mining and exploration — Utah, United States), within the Company’s wider Tintic Project, owned and operated by Tintic Consolidated Metals LLC (“Tintic”)

•
San Antonio Gold Project (Permit Amendment — Sonora, Mexico), owned and operated by Sapuchi Minera S. R.L de C.V. (“Sapuchi Minera”)

As an exploration and development stage company, the Company does not generate sufficient cash flow to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management’s ability to secure additional financings in the future; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favourable to the Company (refer to Liquidity and Capital Resources).
Q4 2022 HIGHLIGHTS
•
On December 14, 2022, David Danziger was appointed to the Board of Directors as an independent director.

•
On November 30, 2022, the Company disclosed the sampling results from its ongoing underground exploration program at Tintic including significant high-grade assay results from 702 underground chimp samples.

•
On November 15, 2022 the Company announced the results from the 2022 exploration and category conversion drill campaign at the Cariboo Gold Project.

•
3,755 ounces of gold sold from the San Antonio Gold Project stockpile processing via heap leach. The project is under evaluation for future operations development.

•
3,951 ounces of gold sold from the Tintic project resulting from test mining activities. Certain test mining activities at Trixie are on hold since December 2022 to complete upgrades to the mining and milling infrastructures.

•
Production of gold at Barkerville is in care and maintenance since June 2022. The Cariboo Gold Project is progressing as planned and environmental permits are anticipated to be received in Q1 2024.

•
As at December 31, 2022, the Company had approximately $105.9 million in cash.

2022 HIGHLIGHTS
•
On September 26, 2022, the Company received US$20 million in cash proceeds related to the closing of the stream on the metals produced from Tintic with Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko Gold Royalties Ltd (“Osisko Gold Royalties”).

•
On June 30, 2022, the Company announced an initial Mineral Resource Estimate (“MRE”) for the San Antonio Project.

•
On June 10, 2022, the Company filed a technical report on the Tintic Project.

•
On May 27, 2022;

•
the gross proceeds of approximately US$119.4 million including accrued interest ($151.3 million) from the non-brokered private placement were released from escrow upon the Company meeting the requirement to list its common shares on the NYSE;

•
the closing of the acquisition of Tintic which assets include the producing Trixie test mine (refer to Acquisition of Tintic section);

•
the gross proceeds of approximately $61.1 million including accrued interest from the brokered private placement were released from escrow upon the Company meeting the condition to close the acquisition of Tintic;

•
the total gross proceeds from the financings including the brokered private placement tranche that closed on March 2, 2022, totalled approximately $255.5 million (refer to Financings section).

•
On May 24, 2022, the Company announced the results from its Preliminary Economic Assessment (“PEA”) for the Cariboo Gold Project and filed a NI 43-101 technical report in relation thereto.

•
On April 26, 2022, the shareholders and Board of Directors of the Company approved a share consolidation on a 3 for 1 basis, which was completed effective May 4, 2022.

•
On April 13, 2022, the Company announced drilling results from its 2021 exploration and category conversion drill campaign on its Cariboo Gold Project.

For further details, please refer to news releases filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under the Company’s issuer profile.
HIGHLIGHTS — SUBSEQUENT TO 2022 YEAR-END
•
On January 11, 2023, the Company filed a technical report, in accordance with NI 43-101, for the 100% -owned Cariboo Gold Project in relation to the Feasibility Study results released on January 3, 2023 (refer to the Cariboo Gold Project section).

•
On January 31, 2023, the Company filed a technical report, in relation to the initial mineral resources estimate, for the 100% owned underground Trixie deposit (refer to the Tintic Project section).

•
On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the “Units”) at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the “Offering”), including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”) of the Company.

•
On March 14, 2023, the Company announced that it has received the required approvals of the Company’s Board of Directors and made an application to the TSX Venture Exchange to reduce the exercise price of the common share purchase warrants issued in 2022 (the “Warrants”) under the following brokered and non-brokered private placements:

Placement	Warrants Issued(1)(2)	Proposed Amendments(1)(2)
March 2. 2022 (Brokered Private Placement)	7,752.916 Warrants issued pursuant to a brokered private placement of units and subscription receipts of the Company. with each Warrant entitling the holder thereof to purchase one common share of the Company (each, a “Common Share’) at a price of C$22.80 per Common Share until March 2, 2027	Reduce the exercise price of the Warrants issued under the brokered private placement from C$22.80 to C$14.75 per Common Share

Placement	Warrants Issued(1)(2)	Proposed Amendments(1)(2)
March 4, March 29 and April 21, 2022 (Non-Brokered Private Placements)	11,363,933 Warrants issued pursuant to a non-brokered private placement of subscription receipts, with each Warrant entitling the holder thereof to purchase one Common Share at a price of USS18.00 per Common Share until May 27, 2027	Reduce the exercise price of the Warrants issued under the non- brokered private placement from US$18.00 to US$10.70 per Common Share

(1)
Figures presented after giving effect to the Consolidation (as defined below). On May 3, 2022, subsequent to closing the above-noted private placements, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation common shares (the “Consolidation”). Accordingly, the Warrants were adjusted to give effect to the Consolidation. All numerical figures and exercise prices in respect of the Warrants provided in this news release are provided on a post-Consolidation basis.

(2)
The exercise prices of the Warrants originally issued in Canadian and United States dollars, respectively, will continue to be denominated in their original currency of denomination, with the adjusted exercise prices being equivalent based on the daily exchange rate for Canadian and U.S. dollars as at March 8, 2023.

The warrant amendment was completed on March 17, 2023.
Management and Board Composition
The Board of Directors of Osisko Development includes, as elected at the Company’s annual and special meeting of shareholders on April 26, 2022: Sean Roosen (Chair); Charles E. Page (Lead Director); Michele McCarthy; Duncan Middlemiss; Marina Katusa; David Danziger and Éric Tremblay.
Management of Osisko Development includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Laurence Farmer (General Counsel, VP Strategic Development and Corporate Secretary); François Vézina (Senior Vice President, Project Development, Technical Services and Environment); Chris Pharness (Vice President, Sustainable Development) and Maggie Layman (Vice President, Exploration).
On October 18, 2022, The Company announced the departure of Jean-François Lemonde, Vice-President, Investors Relations. Laurence Farmer, General Counsel and VP Strategic Development, assumed the Investors Relations function on an interim basis. On November 9, 2022, the Company appointed Philip Rabenok, Director, Investors Relations.
On July 1, 2022, Laurence Farmer joined the Company from Osisko Gold Royalties where he held the position of Senior Counsel. With Mr. Farmer’s appointment, Mr. André Le Bel stepped down as Corporate Secretary of the Company and continued his duties with his employer Osisko Gold Royalties.
Uncertainty due to COVID-19
The Company may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. To that end, the Company’s operations could be adversely impacted by the effects of the coronavirus (“COVID-19”) or other epidemics and government or market reactions with respect thereto.
The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, continued limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company’s personnel or its contractors’ personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks and government or market reactions with respect thereto.
Exploration and Evaluation / Mining Development Activities
Main projects upcoming milestones
Key Milestones for Projects	Expected Timing of Completion	Anticipated Remaining Costs*
Cariboo Gold Project
Feasibility Study	Completed	nil
Environmental Assessment certificate	Q3 2023	$1.5 million
Permit	Q1 2024	$7.0 million
San Antonio Project
Permitting	Submissions completed – waiting for government approval	$Nil
Tintic Project
Ramp Development – 1st & 2nd stages	Timing under review	$14.9 million

*
As at December 31, 2022

Cariboo Gold Project — British Columbia, Canada
The Cariboo Gold Project is an advanced stage gold exploration project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company’s total land package consists of 415 mineral titles and covers an area of approximately 155,000 hectares.
On November 21, 2019, Osisko Gold Royalties acquired the Cariboo Gold Project through the acquisition of Barkerville. The project was part of the Osisko Gold Royalties contributed assets that created the Company on November 25, 2020.
Technical reports and mineral resource estimate
A total of 6,500 meters (“m”) were drilled in 2022 on the Cariboo Gold Project as part of the infill and exploration drilling on the Lowhee Zone. Drilling commenced in March 2022 and was completed in July. A total of 27 holes were drilled at closely spaced 12.5 m intervals within the area proposed for the Cariboo Bulk Sample and nearby high priority areas to improve confidence in the model.
Further details on the drill results can be viewed in the Company’s news release filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) dated November 15, 2022.
The Company completed a Feasibility Study (“FS”) for the Cariboo Gold Project (the “Cariboo FS”) with an effective date of January 12, 2023, which contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing the Cariboo Project may mitigate development capital intensity risks while providing an opportunity to maximize margins. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totalling approximately 80 km of mineralization. A summary of the Cariboo FS results are presented below:

METRIC	UNIT	PHASE 1	PHASE 2	TOTAL LOM
Base Case Assumptions
Gold Price	US$/oz		1,700
Exchange Rate	CAD:USD		0.77
Discount Rate	%		5.0%
Production
Mine Life	years	3	9	12
Total Ore Mined	tonnes	1,542,471	15,160,983	16,703,454
Average Throughput	tpd	1,500	4,900	4,056
Average Gold Head Grade, diluted	g/t Au	4.43	3.72	3.78
Total Contained Gold	oz	219,488	1,811,665	2,031,152
Average Gold Recovery Rate	%	93.6%	91.8%	92.0%
Total Recovered Gold, payable	oz	205,419	1,663,436	1,868,856
Average Annual Gold Production	oz/year	72,501	193,798	163,695
Unit Operating Costs
Underground Mining	$/t mined	77.6	51.1	53.6
Processing	$/t mined	37.1	25.3	26.4
Concentrate Transport	$/t mined	17.3	3.5	4.8
Water and Waste Management	$/t mined	18.4	6.1	7.2
General and Administrative	$/t mined	19.4	9.8	10.7
Total Unit Operating Costs	$/t mined	169.8	95.8	102.6
Operating Costs
Total Cash Costs(2)	US$/oz	1,149	748	792
AISC(2)	US$/oz	1,634	886	968
Capital Expenditures(3)
Initial Capital	$M	137.3	—	137.3
Expansion Capital	$M	—	451.1	451.1
Sustaining Capital	$M	134.2	332.4	466.6
Total	$M	271.5	783.5	1,055.0

Notes:
(1)
Totals may not add up due to rounding.

(2)
This is a non-IFRS measure. Refer to Non-IFRS Financial Measures.

(3)
Capital Expenditures do not include sunk costs ($2.5M) nor pre-permit expenses ($64.8M).

For further information regarding the Cariboo Gold Project and the Cariboo FS, including the assumptions, qualifications and limitations relating to disclosure about the Cariboo FS on the Cariboo Gold Project, please refer to the technical report titled “Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada”, dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 (the “Cariboo FS”) on the Company’s website or on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under the Company’s issuer profile. The Cariboo FS supersedes the technical report entitled “NI 43-101 Technical Report — Preliminary Economic Assessment for the Cariboo Gold Project” and dated June 22, 2022 (with an effective date of May 24, 2022) (the “Cariboo PEA”) as the current technical report in respect of the Cariboo Gold Project for purposes of NI 43-101.
On May 24, 2022, the Company announced an updated mineral resource estimate for the Cariboo Gold Project as part of its Pre-Economic Assessment (“PEA”). See table below. Resource grades have some built-in dilution integrated through the process of modelling of “vein corridors” as opposed to individual veins. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly owned QR mill. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.0 g/t Au (grams per metric tonne) for all deposits but Bonanza Ledge. The cut-off grade for Bonanza Ledge is 3.5 g/t Au.
The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 3,550 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development’s technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.
Cariboo Gold Project Mineral Resource Estimate
Category	Deposit	Tonnes	Grade	Ounces
		‘000	(g/t Au)	‘000
Measured	Bonanza Ledge	47	5.1	8
Indicated	Bonanza Ledge	32	4.0	4
	BC Vein	1,030	3.1	103
	KL	389	3.2	40
	Lowhee	1,621	3.6	188
	Mosquito	1,795	4.3	249
	Shaft	11,139	4.3	1,531
	Valley	4,403	3.8	536
	Cow	6,645	3.8	811
Total Measured Resources		47	5.1	8
Total Indicated Mineral Resources		27,055	4.0	3,463
Inferred	BC Vein	461	3.5	53
	KL	1,905	2.8	168
	Lowhee	520	3.5	59
	Mosquito	1,262	3.6	146
	Shaft	5,730	3.9	725
	Valley	2,135	3.4	235
	Cow	2,394	3.1	236
Total Measured and Indicated Mineral Resources		27,102	4.0	3,470
Total Inferred Mineral Resources		14,407	3.5	1,621
MRE notes:
1.
The independent and qualified persons for the Mineral Resource Estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Vincent Nadeau Benoit, P.Geo. (InnovExplo Inc.). The effective date of the 2022 Mineral Resource Estimate is May 17, 2022.

2.
These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3.
The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

4.
A total of 471 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5.
The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of USD1,600 per ounce; a USD/CAD exchange rate of 1.30; a global mining cost of $50.41/t; a processing & transport cost of $30.41/t; and a General and Administrative (“G&A”) + Environmental cost of $16.18/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of USD1,600 per ounce; a USD/CAD exchange rate of 1.30; a global mining cost of $79.13/t; a processing & transport cost of $60.00/t; and a G&A + Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions such as metal prices, exchange rate and mining costs.

6.
Density values for Cow, Shaft, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.79 g/cm3 for Shaft, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), KL (2.81 g/cm3) and Lowhee (2.75 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.

7.
A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

8.
The mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composite assays. The Ordinary Kriging method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

9.
Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

10.
Other than as set out in the PEA, the qualified persons responsible for this section of the technical report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that could materially affect the Mineral Resource Estimate.

The vein corridors comprising the Cariboo gold resource estimate are modelled to an average depth of 350 meters and exploration drilling has intersected mineralization at depths below 700 meters from surface. The Company will continue with systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Company intends to drill from the underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resources much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.
Information used in the technical report identified above uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards on Mineral Resources and Mineral Reserves” incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically. Readers are cautioned that the Cariboo PEA (as defined below), being a preliminary economic assessment (within the meaning of NI 43-101), is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment (within the meaning of NI 43-101) will be realized.
For further information regarding the Cariboo Gold Project, please see the technical report titled “Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada”, dated May 24, 2022 with an effective date of May 24, 2022 (the “Cariboo PEA”) on the Company’s website or under the Company’s issuer profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Please note that the Cariboo FS supersedes the Cariboo PEA as the current technical report in respect of the Cariboo Gold Project for purposes of NI 43-101.
Permitting and Environmental Assessment (“EA”) Process
On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. These amendments support the ongoing employment of

127 workers at the mine. The expansion of the Bonanza Ledge II Project allows for continuity of certain mining activities while the Cariboo Gold Project environmental assessment proceeds. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000t of mineralized material, the development of a portal and 2,200m of drift to access the mineral deposit.
Osisko Development started an Environmental Assessment Process in the spring of 2019 for the Cariboo Gold Project. The project has completed several milestones furthering to obtain the EA Certificate planned in the third quarter of 2023 with the integration of the Bonanza Ledge permitted area comprising of the Lowhee Zone, BC Vein and KL Zone and increasing the throughput to 4,900tpd from 4,750tpd. The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant the Company the right to apply for the permit of the Cariboo Gold Project.
The following is summary of completed and further steps required towards EA certification targeted in Q3 2023:
•
Early Engagement — Completed, initial project description and summary of engagement

•
EA Readiness Decision — Completed, detailed project description, received notice of consent

•
Processing planning — Completed

•
Application Development & Review — Application submitted and under review

•
Effects of Assessment

•
Recommendation

•
Decision

•
Post Certificate

*
CGP refers to the Cariboo Gold Project.

*
EAO refers to Environmental Assessment Office

As of December 31, 2022, the Cariboo Gold Project is in advanced stages of permitting and economic studies, as summarized in the following highlights:
•
Signing Ceremony on October 23, 2022 with Lhtako Dene First Nation’s Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.

•
The Revised Application for the Environmental Assessment (“EA”) Process was submitted to the Environmental Assessment Office of British Columbia (“EAO”) on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed and

ODV is expecting the official acceptance by the Environmental Assessment Office (“EAO”) by mid-November 2022 to proceed to the Affect Assessment & Recommendations, which is the last phase of the Environment Assessment process. This aligns with the Company’s expected timeline to receive the EA Certificate in the third quarter of 2023 for an operational capacity of 4750 tonnes / day.
•
In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. Received the IRT in November

•
All drilling and geologic modeling work has been completed and 2022 assay results will be released upon final QA/QC controls shortly.

All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,200 metres of underground development and the removal 10,000 tonnes of mineralized material for further sorter testing.
•
Outside of the Cariboo Gold Project area there are 25 high quality drill-ready targets demonstrating the years of ongoing exploration in the mineral rights held by ODV around the Cariboo Gold Project.

The Company anticipates receiving permits in Q1 2024.
Bonanza Ledge II Project — British Columbia, Canada
The Bonanza Ledge II project is a small scale and short life project that was put into care and maintenance in early June 2022. The project allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company’s mining and processing complex for the Cariboo Gold Project and (iii) the maintenance of the economic and social benefits for the First Nations partners and communities. While working through the environmental assessment review, permitting process and the NI 43-101 technical report for its Cariboo Gold Project, the Company produced approximately 11,424 gold ounces at its Bonanza Ledge II project from its restart until early June 2022.
The Company started mining operations at its Bonanza Ledge II project in the first quarter of 2021 as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final amendments for the Bonanza Ledge II mine and QR mill permits. The Cow Mountain underground bulk sample permit was received in July 2021. The underground portal was completed in Q4 2021 and the Company has now put on hold its bulk sample activities to focus on the completion of the Cariboo Gold Project feasibility study anticipated to be completed by the end of 2022.
Please see the caution section “Risk Factors: Operations Not Supported by a Feasibility Study”.
2023 objectives
•
Completion of the EA and the addition of the Lowhee Zone and other improvement changes into the EA Certificate and Certified Project Description.

•
Permitting of Cariboo Gold Project at 4,900 tonnes per day (tpd) with the inclusion of the Lowhee Zone.

•
Finalize detailed engineering on reclamation work, water treatment and waste management for the start-up of the Cariboo Gold Project

•
Improve Water Treatment Plant (“WTP”) at Bonanza Ledge to treat nitrate species and QR Mill to remove and manage WTP retentate.

•
Continue stakeholder engagement and finalize agreement with Xatśūll First Nation and District of Wells.

•
Evaluate to proceed to detailed engineering and permitting for the transmission line for connection with BC Hydro grid in Q4 2024.

Tintic Project — Utah, U.S.A.
The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by ODV comprises 1,105 claims totalling 5,746 ha (14,200 acres) of patented mining claims and a further 107 mining claims of approximately 1,214 ha (3,000 acres), which are overwhelmingly leased patented mining claims. ODV owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.
Acquisition of Tintic
On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic’s direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company (“Chief”). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the “Merger”), such that, following completion of the Merger, Chief is now owned by the Company. At closing, Osisko Development made payments to the vendors in the aggregate amount of approximately $178 million (the “Closing Payments”), comprised of: (i) cash payments of approximately US$58.7 million, and (ii) the issuance of 12,049,449 common shares of the Company (the “Shares”).
A number of Tintic shareholders representing approximately 32.5% of the total ownership have entered into 12-month lock-up agreements, which provide that: (i) 33% of the Shares will be freely tradeable on the four-month anniversary of the Closing date of the Transaction (the “Closing Date”); (ii) an additional 33% of the Shares will be freely tradeable on the eight-month anniversary of the Closing Date; and (iii) the remaining 34% of the Shares will be freely tradeable on the first year anniversary of the Closing Date. As of the date of this report, 34% of the Shares remain in lock-up.
In addition to the Closing Payments, the Company will pay the vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or shares at Osisko Development’s election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Trixie project since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.
With the completion of the Transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District. Tintic’s ongoing exploration work has demonstrated potential for expansion and further discovery both at the Trixie test mine and the broader land package. It is hoped that the acquisition of Tintic will as a result of exploration efforts, serve to accelerate the Company’s path towards becoming a mid-tier gold producer and adds further opportunity to explore and develop another project in its portfolio.
Exploration Program
The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 17,000 acres (6,880 ha), including 14,200 acres (5,746 ha) of patented mining claims. Trixie, located within the Tintic Project, is a gold test mine with a current mining rate of approximately 35 tons per day (“tpd”).
In 2022, the Company completed 28 surface reverse circulation (“RC”) drill holes near Trixie totalling approximately 8,442 m and 62 underground diamond drill (“DD”) holes in the 625 level at Trixie totalling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, will be used to estimate the initial mineral resource estimate at Trixie.
For further information on the Tintic Project please see the technical report on the Tintic Project, titled “Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA”, dated

June 10, 2022 (effective date of June 7, 2022) (the “Tintic Technical Report”), on the Company’s website or under the Company’s issuer profile at www.sedar.com and at www.sec.gov.
The Tintic Technical Report provides a summary of the geology and mineralization, description of land and ownership, property history, current development and production at Trixie and recommendations on future work programs. There is currently no mineral resource estimate on the Tintic Project that complies with NI 43-101 and, as such, any decisions in respect of the Tintic Project have been informed by data collected and current best practices adopted by management. The current production at Trixie is directed by underground exploration, face sampling, and drilling.
An updated Technical Report for the Tintic project was completed in January 2023. The Technical Report, titled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” and dated January 27, 2023 (with an effective date of January 10, 2023) (the “Trixie MRE”), was prepared and compiled for the Company by independent representatives of Micon International Limited in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Listed below is a summary of the initial mineral resource estimate as described in the Trixie MRE:
Classification	Tonnes (000’s)	Au Grade (g/t)	Contained Gold (000’s oz)	Ag Grade (g/t)	Contained Silver (000’s oz)
Measured	11	190.61	67	195.53	69
Indicated	225	20.17	146	43.73	316
Measured and Indicated	236	28.08	213	50.77	385
Inferred	385	19.64	243	42.82	530

Notes
1.
Troy ounces (“oz”), gold (“Au”), silver (“Ag”), tonnes (“t”), grams per tonne (“g/t”).

2.
Effective date of the Trixie MRE is January 10, 2023.

3.
Each of Mr. William Lewis P.Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited (i) has reviewed and validated the Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a “qualified person” for purposes of NI 43-101.

2023 Objectives
It is expected that the production from the Trixie test Mine will complement the near and medium-term development plans for the Cariboo and San Antonio projects. In the near term, the Company is proposing technical work at the Trixie test mine with the objective to justify further development.
Data compilation from historic mines in the area is ongoing and anticipated to generate additional drill targets on the greater Tintic Project property.
The commencement of an underground ramp is underway and approximately 48% complete as of December 31, 2022. The Company anticipates that the completion of the underground ramp may potentially support an increase in productivity and mining rates.
The ability to achieve any increase in production and the capital required to increase production are the subject of pending technical work. There can be no assurance that technical work will provide justification for further development, support the ability to increase production or demonstrate the ability to increase production through a low-capital expenditure expansion of the existing facilities. The ability to continue and expand operations is subject to risks which include the possible need for additional or amended permits, licences and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site. The ability to continue production on the current basis is discussed below. Any expansion is, until and unless supported by the proposed technical work, subject to the same risks as set out below regarding operations that are not supported by technical work.

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company’s cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that test mining at Trixie could be suspended at any time.
Please see the caution section “Risk Factors: Operations Not Supported by a Feasibility Study”.
San Antonio Gold Project — Sonora State, Mexico
The San Antonio Gold Project is a past-producing oxide copper mine. In 2020, following acquisition of this project, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.
The Company also initiated the following activities:
•
Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental (“MIA”)) ;

•
A baseline study;

•
Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile

In 2021, Sapuchi Minera focused on various activities that pertain to permitting, local community relations, exploration drilling and preparations towards the processing of the mineralized material stockpile on site.
Since Osisko Development’s acquisition of the San Antonio Project in November 2020, the Company has successfully achieved the following operational milestones:
•
The construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material.

•
1.1 million tonne stockpile with an average grade of 0.58 g/t Au has been placed on the heap leach pad.

•
11,863 ounces of gold sold from the San Antonio heap leach pad as at December 31, 2022.

Permitting
The Company continued the various permitting activities starting in 2020. These activities consist of obtaining the permits for the MIA and the change of use of land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, and Sapuchi 4 E-82/40888.
All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government. In early December 2022, the director of SEMARNAT announced a moratorium on all environmental permits for open pit operations, which will be denied with no approval process in place until further notice. Subsequently, the Company received communication that the MIA would not be approved. The approval process for environmental permits for mining may resume after the conclusion of the governor and presidential elections which will be held in July

2024, with the new president taking office in September 2024, although there is no certainty at this time. In order to ensure that the San Antonio Gold Project would not be further delayed from the granting of the permits, management withdrew both permit applications with the intent to refile once the moratorium is lifted or a clear approval process is in place.
Exploration Program
A two-phase 45,000-meter drilling campaign was initiated during Q2 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro. A total of 27,870 meters were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan. The Company anticipates exploration potential to expand both oxide and sulphide resources.
On June 30, 2022, the Company announced an initial open pit mineral resource estimate for the San Antonio Project (“MRE Sapuchi”). See tables below. The 2022 MRE Sapuchi covers a portion of the Sapuchi — Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres (m) to a maximum depth of 300 m below surface.
The MRE Sapuchi is based on 84,454 m of current and verified historic drilling in 579 holes, of which 27,870 m of drilling in 177 holes were performed by the Company in 2021. Gold mineralization is hosted within altered hydrothermal breccia and sediments, as stockwork quartz veins and veinlets, adjacent to intrusions and fault structures and often associated with iron carbonate minerals. Metallurgical testing has shown amenability of leaching in the oxide materials and recommendations of milling in the transition and sulphide zones. The Company filed the Technical Report on July 22, 2022.
No drilling occurred on the project in 2022 and none planned for 2023.
	Indicated Resources
Deposit	Weathering Zone	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au Ounces (000)	Ag Ounces (000,000)
California	Oxide	0.6	0.93	2.8	17	0.05
	Transition	0.2	0.79	3.3	6	0.02
	Sulphide	3.1	1.31	2.4	130	0.23
	Total	3.9	1.22	2.5	153	0.31
Golfo de Oro	Oxide	0.2	1.07	2.8	7	0.02
	Transition	0.1	1.19	2.8	6	0.01
	Sulphide	5.3	1.46	2.5	249	0.42
	Total	5.7	1.44	2.5	262	0.46
Sapuchi	Oxide	1.9	0.85	3.6	53	0.22
	Transition	1.4	1.04	3.6	47	0.16
	Sulphide	2.1	0.94	3.4	62	0.22
	Total	5.4	0.93	3.5	162	0.61
Total	Oxide	2.7	0.89	3.4	77	0.30
	Transition	1.8	1.02	3.5	59	0.20
	Sulphide	10.4	1.31	2.6	441	0.88
	Total	14.9	1.20	2.9	576	1.37

	INFERRED
Deposit	Weathering Zone	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au Ounces (000)	Ag Ounces (000,000)
California	Oxide	0.4	0.68	2.1	8	0.02
	Transition	0.1	0.85	2.6	4	0.01
	Sulphide	1.1	1.27	3.8	46	0.14
	Total	1.6	1.10	3.3	58	0.17
Golfo de Oro	Oxide	0.5	0.80	3.0	12	0.04
	Transition	0.2	0.93	3.4	5	0.02
	Sulphide	5.7	1.29	2.5	237	0.46
	Total	6.4	1.24	2.5	254	0.52
High Life	Oxide	0.5	0.84	4.2	14	0.07
	Transition	0.2	0.73	4.5	4	0.02
	Sulphide	0.1	0.90	8.3	4	0.04
	Total	0.8	0.83	4.9	22	0.13
Sapuchi	Oxide	3.2	0.74	3.7	75	0.37
	Transition	1.6	0.92	3.6	48	0.19
	Sulphide	2.8	0.92	4.1	84	0.37
	Total	7.6	0.85	3.8	208	0.94
Calvario	Oxide	0.1	0.53	0.0	2	0.00
	Transition	0.0	0.55	0.0	0.0	0.00
	Sulphide	0.0	0.0	0.0	0.0	0.00
	Total	0.1	0.53	0.0	2	0.00
Total	Oxide	4.6	0.74	3.5	111	0.51
	Transition	2.1	0.90	3.6	61	0.24
	Sulphide	9.8	1.18	3.2	371	1.00
	Total	16.6	1.02	3.3	544	1.76
MRE Sapuchi Notes:
•
Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J. Lewis and Alan J. San Martin, of Micon International Limited have reviewed and validated the mineral resource estimate for Sapuchi, Golfo de Oro, California, High Life and Calvario deposits. All are independent “Qualified Persons” (as defined in NI 43-101) responsible for the 2022 MRE Sapuchi. The effective date of the MRE Sapuchi is June 24th, 2022.

•
Specific extraction methods are used only to establish reasonable cut-off grades for various portions of the deposit. No Preliminary Economic Analysis, Pre-Feasibility Study or Feasibility Study has been completed to support economic viability and technical feasibility of exploiting any portion of the mineral resource, by any particular mining method.

•
The mineral resources disclosed were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

•
The calculated economic cut-off grade for the resource in: Oxides (70% recovery) is 0.27 g/t Au, transition and sulphides (90% recovery) is 0.44 g/t Au

•
Mineral resources are not mineral reserves and do not have demonstrated economic viability.

•
Geologic modeling was completed by Osisko Development. The MRE Sapuchi was completed by Geologist Leonardo Souza, MAusIMM (CP) of Talisker Exploration Services, under the supervision of Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J. Lewis and Alan J. San Martin, of Micon International Limited

•
The estimate is reported for a potential open pit scenario and with USD assumptions. The cut-off grades were calculated using a gold price of $1,750 per ounce, a CAD:USD exchange rate of 1.3; mining cost of $2.95/t; processing cost of $4/t for oxides and $13.0/t for transition and sulphides; and general and administration costs of $2.50/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

•
A density of 2.55 g/cm3 was established for all oxide zones, 2.69 g/cm3 for transition zones and 2.74g/cm3 for the sulphide zones.

•
Resources for Sapuchi, Golfo de Oro, California, High Life and Calvario were estimated using Datamine Studio RM 1.3 software using hard boundaries on composited assays (3.0 m for all zones). Ordinary Kriging interpolation method was used in a with a parent block size = 10m x 10m x 5m.

•
Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations as per NI 43-101.

Neither the Company, Servicios Geológicos IMEx, S.C., nor Micon International Limited. is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the MRE Sapuchi technical report.
For further information regarding the San Antonio Project, please see the technical report titled “NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico”, dated July 12, 2022 with an effective date of June 24, 2022 on the Company’s website or under the Company’s issuer profile at www.sedar.com and at www.sec.gov.
Stockpile
In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads (“heap leach pad”) and carbon-in-column processing plant. The Company realized its first gold sales in July 2022 and in September 30, 2022, the Company had loaded carbon concentrate ready for refining. The Company sold 11,863 ounces of gold from the San Antonio heap leach pad for the year ended December 31, 2022.
2023 Objectives
Sapuchi Minera is expected to continue to focus its efforts on the remaining stockpile processing while it awaits next steps from the government of Mexico with respect to the permitting process.
Please see the caution section “Risk Factors: Operations Not Supported by a Feasibility Study”.
Equity Investments
The Company’s assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.
Fair value of marketable securities
The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at December 31, 2022 and December 31, 2021 (in thousands of dollars):
	December 31, 2022		December 31, 2021
Investments	Carrying value(i)	Fair value(ii)	Carrying value(i)	Fair value(ii)
	$	$	$	$
Associates	8,833	4,923	12,964	44,820
Other	33,819	33,819	49,516	49,516
	42,652	38,742	62,480	94,336

(i)
The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii)
The fair value corresponds to the quoted price of the investments on a recognized stock exchange for the respective period

Main Investments
The following table presents the main investments of the Company in marketable securities as at December 31, 2022:
Company	Number of Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	17.3
Falco Resources Limited (“Falco”)
Falco’s main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021.
In June 2021, Falco entered into an agreement in principle with Glencore Canada Company establishing the framework of the terms and conditions (the “Agreement in Principle”) pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the “OLIA”) in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco’s development and operation of its Horne 5 project.
Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project’s mining complex site. The use of this previously impacted site is consistent with Falco’s environmental, social and governance strategies.
As at December 31, 2022, the Company holds 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2021). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.
Sustainability Activities
The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.
The Company focuses on the following key areas:
•
Promoting the mining industry and its benefits to society;

•
Promoting the Company’s values through our three pillars of Sustainability; Good neighbor, Engaged workforce and Environmental stewardship;

•
Developing and maintaining strong relationships with First nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;

•
Supporting the economic development of regions where it operates;

•
Promoting diversity and inclusivity throughout the organization and the mining industry; and

•
Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

The following are a few highlights from each of the projects:
Barkerville
•
Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);

•
Positive relationship with Xatsull First Nation and with Williams Lake First Nation (“WLFN”) since 2016 and 2017 respectively;

•
Positive relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;

•
Open and transparent dialogue with the Ministry of Energy Mines and Low Carbon Innovation and The Ministry of the Environment and Climate Change Strategy to ensure positive relations;

•
Installation of a water treatment plant to treat contact water and effluent completed;

•
Of the historic 300,000 tonne PAG pile inherited, approximately 260,000 tonnes remaining;

•
Reclamation work started on the Mosquito Creek old mine site;

•
Signature of Collaboration Agreement for the reclamation of the Jack of Clubs Lake mining legacy site with the Crown Contaminated Site Program of the BG Ministry of Forest.

•
Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;

•
Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;

•
The Company in partnership with the Lhtako Dené Nation, initiated and is developing a stewardship society focused on the recovery of southern mountain caribou populations around Wells BC and, the enhancement and recovery activities of Bowron River sockeye and chinook salmon runs; and

•
On July 5, 2022, The Company and WLFN entered into a participation agreement

•
On December 31, 2022, the Cariboo gold project was written down to its net estimated recoverable amount of $435.7 million which was determined by the value-in-use using a discounted cash-flow approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the after-tax real discount rate of 8.1% applied to the cash flow projections.

Sapuchi Minera
•
Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities:

•
Commencement of the MIA; and

•
An environmental baseline study was completed.

•
On September 30, 2022, the San Antonio gold project was written down to its net estimated recoverable amount of $35.0 million ($nil net of the stream financing), which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the pre-tax real discount rate of 19.9% applied to the cash flow projections.

Financings
Current year financings
2022 Brokered private placement
On March 2, 2022, the Company completed a brokered private placement issuing 9,525,850 brokered units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 brokered subscription receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million (the “Brokered Subscription Receipts” and together with the Brokered Units, the “Brokered Private Placement”), on a pre-share consolidation basis. Each brokered unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share for a period of 5 years following the closing date of the brokered private placement (“Brokered Unit”).
Each Brokered Subscription Receipt entitles the holder to receive one Brokered Unit, upon the satisfaction of the following escrow release conditions (“Brokered Escrow Release Conditions”);
(a)
the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements and all regulatory approvals;

(b)
the Company and the Underwriters, having delivered a completion notice and direction to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement confirming that the condition set forth in the condition above has been met; and

 c)
the conditions are met on or before June 15, 2022.

On May 27, 2022, the Company having met the Brokered Escrow Release Conditions and receiving regulatory and TSX-V approvals, the escrowed proceeds of $61.1 million (including accrued interest) were released to the Company.
The total Issuance costs related to the Brokered Units amounted to $3.5 million and have been allocated against the common shares and warrants issued.
The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.
2022 Non-Brokered private placements
The Company completed three tranches of non-brokered private placements, issuing subscription receipts at a price of US$3.50 (i) the first tranche closed on March 4, 2022 issuing 24,215,099 subscription receipts for gross proceeds of US$84.8 million ($108.1 million) (ii) the second tranche closed on March 29, 2022 issuing 9,365,689 subscription receipts for gross proceeds of US$32.8 million ($41 million), and (iii) the third tranche closed on April 21, 2022 issuing 512,980 subscription Receipts for gross proceeds of US$1.8 million ($2.2 million), collectively (“Non Brokered Subscription Receipts”). Each Non-Brokered Subscription Receipt entitles the holder to receive one non brokered unit which is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of US$6.00 per common share for a period of 5 years from the date of issue (“Non Brokered Unit”).
Each Non Brokered Subscription Receipt entitles the holder to receive one Non Brokered Unit, upon the satisfaction of the escrow release condition to list the Company’s common shares on the New York Stock Exchange on or before June 15, 2022 (the “Non-Brokered Escrow Release Condition”).
The Non-Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon will be released to the Company, upon meeting the Non Brokered Escrow Release Condition.
On May 27, 2022, the Company having met the Non Brokered Escrow Release Condition and regulatory including TSX-V approvals, the escrowed gross proceeds of $US119.4 million (including accrued interest) were released to the Company.
Issuance costs incurred amounted to $2.8 million related to the issuance of Non-Brokered Subscription Receipts are recognized as contributed surplus in the statements of financial position.
2022 OBL Stream
The Company entered into a binding term sheet with OBL for a stream on the metals produced from Tintic for total cash consideration of US$20 million. Under the terms of the Stream, the Company will deliver to OBL 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream occurred in the third quarter of 2022 and the proceeds from the Stream are being used to advance the development of Tintic.
Prior year financings
In 2020 and 2021, the Company raised gross proceeds of approximately $253.7 million. The following summarizes each of the financing events on a pre-share consolidation basis:
On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million which included partial exercise of the underwriters option and consisting of; (i) 2,055,742 flow-through (“FT”) Share at a price of $9.05 per FT Share and (ii) 1,334,500 Charity FT Share at a price of $11.24 per Charity FT Share. The gross proceeds will be used by the Company to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures as such terms are defined in the Income Tax Act (Canada) related to the Cariboo Gold Project and other exploration assets of the Company located in British Columbia.
On February 5, 2021, the Company closed the second and final tranche of the non-brokered private placement for 1,515,731 units for gross proceeds of $11.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;
On January 8, 2021, the Company closed the first tranche of a non-brokered private placement of 9,346,464 units for gross proceeds of $68.6 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023.
On December 30, 2020, the Company closed a bought deal Private Placement of 5,367,050 units of the Company at a price of $7.50 per units for gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the December 2020 bought deal Private Placement. The proceeds of the December 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio Gold Project towards production and for general corporate purposes.
On October 29, 2020, prior to the closing of the RTO, the Company closed an initial bought deal Private Placement of 13,350,000 units of the Company at a price of $7.50 per Common Share for gross proceeds of $100.1 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the October 2020 bought deal Private Placement. The proceeds of the October 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio Gold Project towards production and for general corporate purposes.

Summary of Use of Proceeds from financings
As at December 31, 2022 (in millions of dollars)

Description	Prior/Current Disclosure	Actual Spent	Remaining
May 27, 2022 – Brokered Units	$59.7	$25.3		32.4
Corporate G&A & working capital
May 27, 2022 – Non-Brokered Units	$148.2	$74.7		73.5
Tintic acquisition
March 2, 2022 – Brokered Units Cariboo Gold and San Antonio projects, G&A & working capital	$40.3	$40.3		Nil
March 18, 2021 Cariboo Gold project, eligible flow-through expenditures	$33.6	$33.6		Nil
February 5, 2021 Cariboo Gold and San Antonio projects and G&A	$11.2	$11.2		Nil
January 8, 2021 Cariboo Gold and San Antonio projects and G&A	$68.6	$68.6		Nil
December 30, 2020 Cariboo Gold and San Antonio projects and G&A	$40.2	$40.2		Nil
October 29, 2020 Cariboo Gold and San Antonio projects and G&A	$100.1	$100.1	$	Nil
Selected Financial Information
(In thousands of dollars, except figures for ounces and amounts per ounce and per share)(1)
	Three months ended		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 20214
	$	$	$	$
Revenues	19,225	2,980	64,046	7,661
Cost of sales	(11,832)	(2,980)	(56,643)	(7,661)
Operating loss	(69,203)	(66,515)	(234,304)	(157,365)
Net loss	(64,897)	(56,453)	(192,460)	(133,302)
Basic and diluted net loss per share(2)	(0.86)	(1.27)	(3.02)	(3.03)
Cash flow used in operating activities	(11,256)	(22,349)	(50,258)	(41,414)
Cash flow used in investing activities	(30,912)	(18,655)	(145,917)	(156,982)
Cash flow provided by financing activities	7,328	2,431	254,528	34,738
Weighted average shares outstanding Basic and diluted(2)	75,628,539	44,401,077	63,797,504	44,044,538
As at,	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$	$
Total assets	968,199	703,124	802,144	397,257
Total Liabilities	(237,765)	(118,922)	(102,578)	(42,243)

(1)
Unless otherwise noted, financial information is in Canadian dollars and derived from financial statements prepared in accordance with IFRS.

(2)
As a result of the net loss in each period, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share. The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss have been adjusted to reflect the effect of the 3:1 share consolidation that took effect on May 4, 2022.
Results of Operations
Three months ended December 31, 2022 and 2021
•
Revenues of $19.2 million compared to $3.0 million in Q4 2021;

•
Operating loss of $69.2 million compared to $66.5 million in Q4 2021;

•
Net loss of $64.9 million compared to net loss of $56.5 million in Q4 2021.

•
Net cash flows used in operating activities of $11.3 million compared to $22.3 million in Q4 2021;

•
Investments mainly in mining interests, exploration and evaluation and plant and equipment of $31.7 million compared to cash used in investing activities of $38.4 million in Q4 2021;

•
An impairment of $59.0 million was recorded at Barkerville to bring the book value to its realizable value.

In Q4 2022, the Company generated revenues of $19.2 million and incurred an operating loss of $69.2 million compared to $3.0 million, and $66.5 million respectively, in Q4 2021. The increase in revenues is mainly attributable to the acquisition of Tintic and the processing of the Sapuchi stockpile project. The change in operating loss is primarily due to the Barkerville asset impairment of $59 million, the operating activity results at the Bonanza Ledge II project, the Trixie test mine operations and the Sapuchi stockpile project. In Q4 2021, the operating losses were primarily due to an impairment of the assets of $47.8 million, of which $5.8 million related to the revaluation of Sapuchi’s stockpile inventory and $42 million related to certain exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada.
In the current quarter, the Company incurred a net loss of $64.9 million compared to a net loss of $56.5 million in Q4 2021. The net loss increase is primarily due to the reasons noted above and due to the recognition of an unrealized gain of $3.1 million on the fair value adjustment of the warrant liability offset by costs related to the Financings and foreign exchange gains.
The net cash flows used in operating activities in the fourth quarter of 2022 amounted to $11.3 million compared to $22.3 million in the fourth quarter of 2021. The decrease is primarily due to the reduction in the operating activities at the Bonanza Ledge II and Sapuchi stockpile projects.
Investments mainly in mining interests, exploration and evaluation and plant and equipment for Q4 2022 amounted to $31.7 million compared to $38.4 million in Q4 2021. The decrease is primarily due to reduction in mining development activities.
Twelve months ended December 31, 2022 and 2021
•
Revenues of $64 million compared to $7.7 million in 2021;

•
Operating loss of $234.3 million, compared to $157.4 million in 2021;

•
Net loss of $192.5 million, compared to $133.3 million in 2021.

•
Net cash flows used in operating activities of $50.3 million compared to $41.4 million in 2021.

•
Investments in mining interests, exploration and evaluation and plant and equipment of $86.3 million compared to $188.2 million in 2021;

•
Gross proceeds from private placements of common shares and warrants of approximately $255.5 million (refer to Financings section)

•
US$20 million in cash proceeds received from the closing of the stream.

•
Impairments of $59.0 million and $81.0 million were recorded during the year for Barkerville and Sapuchi respectively to record the projects at their net realizable values.

In 2022, the Company had revenues of $64 million compared to $7.7 million in 2021. The increase in revenues is mainly attributable to the acquisition of Tintic and the processing of the Sapuchi stockpile. In 2022, the Company incurred an operating loss of $234.3 million compared to $157.4 million in 2021 and a net loss of $192.5 million compared to $133.3 million in 2021. The increase in operating losses is primarily due to an impairment on the Sapuchi and Barkerville mining interests totalling $140 million, the operating activities at Bonanza Ledge II project, the Trixie test mine operations and the Sapuchi stockpile project. In 2021, the operating losses were primarily due to asset impairments totalling $122 million and increased general and administrative expenditures of $27.6 million as the newly formed company continued to scale its operating and administrative functions. The increase in net loss is primarily due to the reasons noted above and due to the recognition of an unrealized gain of $25.0 million on the fair value adjustment of the warrant liability and, $11.9 million gain on disposal of investment partially offset by costs related to the financings.
The net cash flows used in operating activities in 2022 amounted to $50.3 million compared to $41.4 million in 2021. The increase is primarily due to the cash used in the operating activities at the Bonanza Ledge II project, Trixie test mine operations and Sapuchi stockpile project.
Investments in mining interests, exploration and evaluation and plant and equipment in 2022 amounted to $86.3 million compared to $188.2 million in 2021. The decrease in cash used in investing activities is primarily due to the reduction in mining development activities. In 2021, the investing activities were attributable to the ramp up of the development activities in connection with Barkerville and Sapuchi Minera.
On May 27, 2022, the Company completed its previously announced acquisition of Tintic, which includes a cash consideration of approximately US$58.7 million.
In 2022, the Company successfully raised and closed $255.5 million in brokered and non-brokered private placements, see Financings section.
On September 26, 2022, the Company received US$20 million in cash proceeds related to the closing of the stream on the metals produced from Tintic with Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko Gold Royalties, see Financings section.
Consolidated statements of loss
The following table presents summarized statements of loss for the three and twelve months ended December 31, 2022 and 2021 (in thousands of dollars):
	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Revenue(a)	19,225	2,980	64,046	7,661
Operating expenses
Cost of sales(a)	(11,832)	(2,980)	(56,643)	(7,661)
Other operating costs(b)	(7,063)	(12,919)	(64,355)	(12,919)
General and administrative(c)	(10,385)	(6,122)	(36,837)	(21,655)
Exploration and evaluation	(148)	321	(515)	(1,197)
Impairment of assets(d)	(59,000)	(47,795)	(140,000)	(121,594)
Operating loss	(69,203)	(66,515)	(234,304)	(157,365)
Other income, net of other expense(e)	4,523	3,785	43,550	11,092
Loss before income taxes	(64,680)	(62,730)	(190,754)	(146,273)
Income tax (recovery) expense	(217)	6,277	(1,706)	12,971
Net loss	(64,897)	(56,453)	(192,460)	(133,302)

(a)
The Company recognized $64.0 million in revenues from the sales of recovered gold and silver from its Bonanza Ledge II project, Trixie test mine operations and Sapuchi stockpile project. The related cost of sales in relation to the gold and silver sold of

$56.6 million was also recognized in the consolidated statement of loss for the twelve months ended December 31, 2022 in accordance with IAS 2, Inventories are recorded at the net realizable value of inventory sold.
(b)
Other operating costs of $64.4 million were recognized in the twelve months ended December 31, 2022. These costs relate to the continuing operating activities at the Bonanza Ledge II project, Trixie test mine operations and Sapuchi stockpile project

(c)
General and administrative expenses of $36.8 million for the twelve months ended December 31, 2022 include $6.4 million of expenses incurred in relation to the Tintic Acquisition, $10.0 million of salaries, $6.9 million of share based compensation and $14.3 million of administrative expenses.

(d)
The Sapuchi and Barkerville mining interest was impaired for a total amount of $140 million, which was determined by the value-in-use using a discounted cash-flows approach based on updated economical models. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Sapuchi and Barkerville sites over its estimated life of the mine.

(e)
Other income net of other expenses of $43.6 million for the twelve months ended December 31, 2022 includes the recognition of an unrealized gain of $25.0 million on the fair value adjustment of the warrant liability and $11.9 million gain on disposal of investment offset by costs related to the Financings and foreign exchange gains.

Selected Quarterly Information
Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below:
In thousands of dollars, except per share amounts	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Net loss	(64,897)	(103,731)	(1,500)	(22,332)	(56,452)	(31,745)	(41,404)	(3,701)
Net loss per share	(0.86)	(1.37)	(0.03)	(0.49)	(1.27)	(0.71)	(0.93)	(0.09)
Net loss diluted per share	(0.86)	(1.37)	(0.03)	(0.49)	(1.27)	(0.71)	(0.93)	(0.09)
The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 3:1 share consolidation that was put into effect on May 4, 2022.
Significant losses incurred in Q2, Q3, Q4 2021 and Q3, Q4 2022, were driven by impairment of assets related to the Company’s Bonanza Ledge Phase II project, Sapuchi stockpile project and exploration and evaluation assets.
Liquidity and Capital Resources
As at December 31, 2022, the Company’s working capital was $90.2 million, which included cash of $105.9 million. The Company incurred a loss of $192.4 million for the twelve month period ended December 31, 2022. With the closing of the March 2023 financing (refer to Subsequent Events section), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling investments from its existing portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favorable to the Company.
Significant variations in the liquidity and capital resources for the three and twelve months ended December 31, 2022 are explained below under the Cash Flows section. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See the Risk and Uncertainties section of this MD&A for more details.

Cash Flows
The following table summarizes the cash flows (in thousands of dollars):
	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Cash flows
Operations	2,223	(14,640)	(40,245)	(21,828)
Working capital items	(13,479)	(7,709)	(10,013)	(19,586)
Operating activities	(11,256)	(22,349)	(50,258)	(41,414)
Investing activities	(30,912)	(18,655)	(145,917)	(156,982)
Financing activities	7,328	2,431	254,528	34,738
Increase (decrease) in cash before effects of exchange rate changes on cash	(34,840)	(38,573)	58,353	(163,658)
Effects of exchange rate on changes on cash	7,666	(171)	14,184	(362)
Increase (decrease) in cash	(27,174)	(38,744)	72,537	(164,020)
Cash – beginning of period	133,118	72,151	33,407	197,427
Cash – end of period	105,944	33,407	105,944	33,407
Operating Activities
Cash flows used in operating activities in 2022 amounted to $50.3 million compared to $41.4 million in 2021. In Q4 2022 cash flows used in operating activities amounted to $11.3 million compared to $22.3 million in 2021. Refer to the Results of Operations section above.
Investing Activities
Cash flows used in investing activities amounted to $30.9 million in Q4 2022 compared to cash flows used in investing activities of $18.7 million in 2021. For 2022, the investing activities total $145.9 million compared to $157 million in 2021. Refer to the Results of Operations section above.
Financing Activities
Cash flows provided by financing activities amounted to $7.3 million in Q4 2022 compared to cash flows provided by financing activities of $2.4 million in 2021. For 2022, cash flows provided by financing activities amounted to $254.5 million compared to $34.7 million in 2021.
The total financing activities in 2022 include $255.5 million in proceeds raised from the brokered and non brokered private placements (refer to Financings section).
Since the inception of the Company up to the date of this report, a total of $607.6 million of capital has been raised through brokered, non brokered and stream financings.
Segmented Disclosure
The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties.
The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) in Mexico (Sapuchi) and in USA (Tintic), and are detailed as follow as at December 31, 2022 (in thousands of dollars):

Non-Current Assets
	December 31, 2022
	Canada	Mexico	USA	Total
	$		$	$
Other assets (non-current)	16,252	17,485	3,257	36,994
Mining interest (see below)	372,061	16,822	191,596	580,479
Property, plant and equipment	63,655	21,688	26,353	111,696
Exploration and evaluation assets	3,653	—	51,473	55,126
Total non-current assets	455,621	55,995	272,679	784,295
Mining Interests
	Canada	Mexico	USA	Total
	$		$	$
Compensation	5,001	3,944	1784	10,729
Exploration Drilling	64,946	18,539	—	83,485
Consulting Expenditures	55,886	128	108	56,122
Acquisition Cost	258,152	57,038	169,175	484,365
Asset retirement obligation	25,320	—	2,610	27,930
Depreciation	3,594	(3,507)	490	577
Tax Credits	(12,597)	—	—	(12,597)
Impairments	(59,000)	(81,000)	—	(140,000)
Other	30,758	21,680	17,430	69,868
Total mining interest	372,060	16,822	191,597	580,479
Operating Gain (Loss)
	For the year ended December 31, 2022
	Canada	Mexico	USA	Total
	$		$	$
Revenues	21,648	19,620	22,778	64,046
Cost of sales	(21,648)	(19,620)	(15,375)	(56,643)
Other operating costs	(52,914)	(11,423)	(18)	(64,355)
General and administrative expenses	(31,297)	(2,829))	(2,711)	(36,837)
Exploration and evaluation	(515)	—	—	(515)
Impairment of assets	(59,000)	(81,000)	—	(140,000)
Total Operating Gain (Loss)	(143,726)	(95,252)	4,674	(234,304)
Related party transactions
During the year ended December 31, 2022, the Company incurred expenses of $2.6 million ($3.5 million in 2021) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss.
During the year end December 31, 2022, the Company contributed a donation of $0.5 million to the Barkerville Heritage Trust, where an officer of Osisko Development holds a position on the board of directors.
As of December 31, 2022, amounts receivable from associates amounted to $.2 million ($0.1 million in 2021) and amounts payable to associates totaled $0.4 million ($0.3 million in 2021).

On August 12, 2022, Tintic entered into a metals stream agreement with OBL, a subsidiary of Osisko Gold Royalties for total cash consideration of US$20 million ($26.1 million). The stream was completed and funds were disbursed to the Company on September 26, 2022.
On December 31, 2022, the former parent Company, Osisko Gold Royalties held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development. Effective September 30, 2022, following certain changes made to Osisko Gold Royalties investment agreement with Osisko Development, it was determined that Osisko Gold Royalties no longer held a position of control over Osisko Development.
Contractual Obligations and Commitments
As of December 31, 2022, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):
	Total(1)	less than 1 year	1 – 2 years	3 – 4 years
Purchase obligations	4,593	4,593	—	—
Capital commitments	33,715	13,910	19,282	—
Total	38,308	18,503	19,282	—

(1)
The timing of certain capital payments is estimated based on the forecasted timeline of the projects. The majority of the commitments can be canceled at the discretion of the Company with little or no financial impact.

As of December 31, 2022, the Company’s total lease obligations amounted to $2.2 million, of which $1.2 million is payable within 1 year.
Off-balance Sheet Items
There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.
Risks and Uncertainties
The Company’s activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the “Cautionary Note Regarding Forward-Looking Information” for more information. The reader should carefully consider these risks as well as the information disclosed in the Company’s consolidated financial statements.
There are important risks which management believes could impact the Company’s activities. For information on risks and uncertainties, please also refer to the Risk Factors section of (i) the restated Annual Information Form filed by the Company on May 24, 2022 and (ii) when filed, the Annual Information Form for the year ended December 31, 2022, each of which can or will be found on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development’s issuer profile.
Osisko Development’s operations are subject to financing risks and additional financing may result in dilution or partial sale of assets
Osisko Development’s operations are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage. The Company cautions that test mining at its operations could be suspended at any time. The Company’s ability to explore for and find potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company’s shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Company’s Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company’s growth strategy, results of operations, financial condition and project scheduling.
Risks related to mining operations
Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.
Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.
Operations Not Supported by a Feasibility Study
Certain operations described herein, including the test mining at Bonanza Ledge II, processing of the stockpile at the Sapuchi mine, and ongoing test mining being carried out at the Trixie test mine, have been operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability (and in the case of Trixie without the benefit of a technical report demonstrating the existence of a mineral resource), and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and potential profitability. In continuing current operations at Bonanza Ledge II, processing at Sapuchi, and, at the Trixie test mine, as contemplated, the Company will not be basing its decision to continue such operations on a feasibility study of mineral reserves demonstrating economic and technical viability (and in the case of Trixie without the benefit of a technical report demonstrating the existence of a mineral resource).
Operating Cash Flow
The Company has negative cash flow from operations. If additional funds are needed, there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all.
No Earnings and History of Losses
The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Company has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Company does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Company’s operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Company’s properties. The Company does not anticipate to receive sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Company’s properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Company may be forced to substantially curtail or cease operations.
Industry Conditions
The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the development or exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.
The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.
Regulatory Matters
The Company’s activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.
Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s activities and delays in the exploration and development of the projects and properties.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s activities are located in Canada, Mexico and the U.S.A., and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.
The Company’s assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company’s costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company’s activities.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s liquidities. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company’s exploration and developing properties that are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries
The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of mineralized material discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties.
The Company’s mineral properties are located in Canada, Mexico and the U.S.A. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically “Security in Mexico”. The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Permits, Licences and Approvals
The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.
Any mergers, acquisitions or joint ventures would be accompanied by risks
The Company may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Company’s business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel; the potential disruption of the Company’s ongoing business; the inability of management to maximize the financial and strategic position of the Company; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Company’s present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing exploration and development projects.
Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, Mexico and the USA in which indigenous or local communities’ titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Company’s ability to transfer existing projects or to develop new projects.

The Company’s relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Company is committed to working in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s projects, and could have a significant adverse impact on the Company’s share price and financial condition.
Competition
The Company activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Osisko Development may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Company’s business and financial condition.
The Company is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Company.
The Company is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Company’s business and financial condition. Further, while certain of the Company’s officers and directors have experience in the exploration, development and operation of mineral properties, the Company remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.
Conflicts of Interest
Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.
Uninsured Hazards
The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a corporation such as the Company cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.
Mineral resource and mineral reserve estimates have inherent uncertainty
Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Economics of developing mineral properties
Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.
Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.
Factors beyond the control of Osisko Development
The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined material (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company and they may also negatively impact the project schedule.
Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure
Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.
Environmental risks and hazards
Osisko Development is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.
Fluctuation in market value of Osisko Development Common Shares
The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.
Cybersecurity Threats
The Company’s operations depend, in part, on how well it and its suppliers protect networks, technology systems and software against damage from a number of threats, including viruses, security breaches and cyber-attacks. Cybersecurity threats include attempts to gain unauthorized access to data or automated network systems and the manipulation or improper use of information technology systems. A failure of any part of the Company’s information technology systems could, depending on the nature of such failure, materially adversely impact the Company’s reputation, financial condition and results of operations. The Company is subject to cybersecurity attacks and related threats from time to time. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any system vulnerabilities. In addition, the Company’s insurance coverage for cyber-attacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident. The Company and its third party service provides also collects, uses, discloses, stores, transmits and otherwise processes customer, supplier and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that the Company or its third-party service providers have implemented will be effective against current or future security threats. If a compromise of such data were to occur, the Company may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Company’s reputation and result in litigation against it.
Disclosure Controls, Procedures and Internal Controls over Financial Reporting (ICFR)
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: i) material information relating to the Company is made known to Management by others, particularly during the period in which the annual filings are being prepared; and ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. The CEO and CFO of the Company have evaluated, or caused to be evaluated under their supervision, the design and operating effectiveness of our DC&P as defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings and the Exchange Act as at December 31, 2022, and have concluded that such DC&P were designed and operating effectively.
The CEO and CFO are also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and CFO of the Company have evaluated the design and operating effectiveness of its ICFR as defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings. Based on this evaluation, the CEO and CFO concluded that, as at December 31, 2022, the ICFR were appropriately designed, effective and able to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.
Basis of Presentation of Consolidated Financial Statements
The consolidated financial statements for the year ended December 31, 2022 have been prepared in accordance with the IFRS as issued by the IASB. The significant accounting policies of the Company are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Company’s website at www.osiskodev.com. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year.
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in the consolidated financial statements for the year ended December 31, 2022 and 2021.
Financial Instruments
All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the consolidated financial statements for the quarter ended December 31, 2022.
Technical Information
The scientific and geological technical information contained in this MD&A has been reviewed and approved by Ms. Maggie Layman a “Qualified Persons” (“QP”) as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects.
Share Capital Structure
As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:
Securities	Common shares on exercise
Common shares	83,498,638
Stock options	1,752,151
RSU’s	1,032,530
DSU’s	260,426
Warrants	31,888,451
Fully diluted share capital	118,378,196
Non-IFRS Financial Measures
Osisko Development used in this MD&A, certain non-IFRS (as defined herein) measures including, “all-in sustaining cost” or “AISC” and “cash cost”. All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by Osisko Development on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but excludes depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. The Company believes that such measures provide investors with an alternative view to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under International Financial Reporting Standards (“IFRS”). Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Statements
Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes Forward-Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company. Often, but not always, Forward-Looking Information can be identified by words such as “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.
Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, the terms for an availability of future financing, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Company differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; impact of the COVID-19 pandemic; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.
In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the businesses of the Resulting Issuer. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.
Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A are qualified by these cautionary statements.
Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.
Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.